Exhibit 99.3

PURCHASES BY FOSUN INDUSTRIAL OF TONGJITANG ADSs

SINCE THE FILING OF AMENDMENT NO. 7 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$)
2009-1-27	32,000	128,000	2.6000
2009-1-28	117,200	468,800	2.7085
2009-1-29	25,000	100,000	2.7997
2009-2-3	161,250	645,000	3.0119
2009-2-4	170,500	682,000	3.0407